

July 6, 2015

Via E-Mail
Adam Elsesser
Chairman, Chief Executive Officer and President
Penumbra, Inc.
One Penumbra Place
1351 Harbor Bay Parkway
Alameda, California 94502

> **Re: Penumbra, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 9, 2015**
> **CIK No. 0001321732**

Dear Mr. Elsesser:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   Please provide us objective support for your statements regarding "one of the largest independent companies focused on the neuro market" and "significantly lower overall cost." Ensure that your response is consistent with your disclosure on page 12 regarding competitors offering greater discounts and other incentives.

2.   We note your use of highly technical terms such as "ischemic," "hemorrhagic," "thrombectomy," and "embolization." Please replace highly technical terms currently in the forepart of your document with concrete, everyday terms that are understandable to investors who may not be experts in your industry.

Implications of Being an Emerging Growth Company, page 5

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 10

4.   Please provide the name of the distributor that accounted for 11.7% of your revenue in 2014 as mentioned on page 19.

It is difficult to forecast future performance, page 31

5.   In an appropriate section of your prospectus, please describe the seasonal variations that you mention in the first bullet point of this risk factor. Include disclosure of when the cited major conferences occur.

A significant portion of our outstanding shares of common stock, page 34

6.   If the lock-up agreement that you mention here can be waived, please revise to clarify the effect of the potential waiver.

Use of Proceeds, page 40

7.   Please disclose the approximate amount of proceeds that you currently intend to use for each purpose mentioned in this section. You may reserve the right to change the use of proceeds as described in Instruction 7 to Regulation S-K Item 504. In this regard, please tell us the source and amount of funds to be used for the activities that you mention in the last sentence beginning on page 20. If you have no current specific plan for the proceeds, or a significant portion of the proceeds, please say so directly and discuss the principal reasons for this offing.

Results of Operations, page 49

8.   We note your general explanations on pages 50 through 52 of why your revenues fluctuated from the three months ended March 31, 2015 as compared to the three months ended March 31, 2014 and from fiscal 2014 as compared to fiscal 2013. Please revise Management's Discussion and Analysis to explain and quantify, where possible, if the changes in your revenues during the periods presented were due to changes in prices, volumes or a combination of both items. Please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350. Also

quantify the impact of the introduction of new products during each of the periods presented.

9.   Please clarify when the "several recently published trial results" that you mention on pages 50 and 52 were published. Also, tell us whether the studies were affiliated with you; include in your response the nature of any such affiliation.

10.   Please tell us whether all of the products that you identify on page 71 as offered for sale have experienced the same sales trends during the periods presented. For example, we note your disclosure on page 72 that the Benchmark product includes "additional improvements." It is unclear whether your previous intracranial access products maintained their historic sales level after you began offering a product with improvements.

Contractual Obligations and Commitments, page 55

11.   Please tell us the authority on which you rely to exclude the contracts mentioned in the last sentence of footnote (3). Also tell us the dollar amount that you have excluded.

Business, page 63

12.   Please tell us whether you commissioned any of the market or industry data cited here and elsewhere in your prospectus. Also, please tell us whether you commissioned any of the clinical or other studies cited in your prospectus; address in your response all relationships between you and the studies you cite.

Our Products, page 71

13.   Please tell us (1) whether all of the study results that you disclose in your prospectus are statistically significant, and (2) whether you are aware of any studies that reveal any negative results or limitations of your products. Also tell us whether competitive products offer results that are similar to or better than the study results that you disclose for your products.

14.   We note your disclosure on page F-21 that you anticipated the first sale of a product in June 2015. Please tell us which product is the subject of that disclosure.

Penumbra System Clinical Experience, page 76

15.   Please clarify the meaning of the "Merci" column heading.

Intellectual Property, page 87

16.   We note your reference on page 28 to a license to necessary technology. Please tell us the importance to your business of your licenses and the duration and termination provisions of licenses to necessary technology. Also provide us your analysis of whether any such licenses must be filed as an exhibit to your registration statement.

Government Regulation, page 87

17.   We note your disclosure on page 84 that you have introduced your products in either the United States, international markets, or both. We also note your disclosure on page 85 that you have clearance to sell "many" of your products in the "majority" of markets worldwide. In an appropriate section of your document, please clarify in which jurisdictions the products that you identify on page 71 have received the regulatory clearances necessary for them to be sold.

2014 Equity Incentive Plan, page 102

18.   Please describe the material substance of the amendment mentioned in the last sentence of the first paragraph of this section.

Certain Relationships and Related Party Transactions, page 109

19.   The criteria that you mention in the first two paragraph of this section do not appear to address all disclosure required by Regulation S-K Item 404. For example, see Instruction 1.a.iii to Item 404. Please revise to provide all required disclosure, including the identity of all related persons that are a party to the Investor Rights Agreement.

20.   Please tell us whether the loans mentioned in Note 6 on page F-20 will be repaid before you file this registration statement. See Exchange Act Section 13(k).

Description of Capital Stock, page 113

21.   Please tell us the authority on which you rely to qualify your disclosure by reference to "applicable law."

Other Limitations, page 115

22.   Please provide us your analysis of how investors could satisfy the deadline in clause (2) of the last bullet point in this section while also satisfying the "not less than 90" days requirement.

Underwriting, page 122

23.   From your disclosure in the last paragraph on page 122, it appears that Parella Weinberg Partners is an underwriter as defined by Section 2(a)(11) of the Securities Act. Please revise or advise. Also, please tell us when your arrangement with Parella was made and the context of the arrangement; provide us a copy of any related agreement.

United Kingdom, page 126

24.   Please provide more specific information regarding your past relationships with the underwriters mentioned in the third paragraph of this section. Also, please include this disclosure under a caption that indicates the nature of the information in the disclosure; it is unclear why this disclosure is related to the "United Kingdom" caption.

Index to Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 4. Balance Sheet Components, page F-17

25.   We note your disclosure on pages 10, 15 and throughout the filing that you have consigned inventory maintained at hospitals. Please revise this note to separately present your consigned inventory. Refer to Question 2 of SAB Topic 13(A)(2).

Exhibits

26.   Please file Exhibits B and C mentioned in section 1.12 of Exhibit 10.1. Also file the agreement mentioned in the sixth paragraph of Exhibit 10.10 and the related agreements mentioned in the other employment agreements you filed.

        You may contact Tara Harkins at 202-551-3639 or Jay Webb, Senior Accountant at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Maher at 202-551-3184 or me at 202-551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): Alan F. Denenberg
                Davis Polk & Wardwell LLP